Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31

(Dollars in thousands)	2009	2008	2007	2006	2005
EARNINGS:
Income before income taxes(1)	$351,879	$66,128	$546,501	$313,138	$261,347
Add (deduct):
Equity in earnings of unconsolidated entities	(96,800)	(91,981)	(90,033)	(93,119)	(66,719)
Distributions from unconsolidated entities	91,105	91,845	86,873	77,835	52,112
Amortization of capitalized interest	320	—	—	—	—
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(22,663)	(26,131)	(23,481)	(15,999)	(12,478)
	$323,841	$39,861	$519,860	$281,855	$234,262
Add fixed charges:
Consolidated interest expense(2)	76,367	77,190	84,679	93,674	84,867
Interest portion (1/3) of consolidated rent expense	39,135	37,585	35,461	30,659	30,142
	$439,343	$154,636	$640,000	$406,188	$349,271

FIXED CHARGES:
Consolidated interest expense(2)	76,367	77,190	$84,679	$93,674	$84,867
Capitalized interest	1,647	2,805	—	—	—
Interest portion (1/3) of consolidated rent expense	39,135	37,585	35,461	30,659	30,142
	$117,149	$117,580	$120,140	$124,333	$115,009

RATIO OF EARNINGS TO FIXED CHARGES	3.75	1.32	5.33	3.27	3.04

(1)               Includes non-cash charges related to losses on impairments as follows: 2009: $14.0 million; 2008: $386.7 million; 2007: $24.9 million.

Includes fair value adjustment of derivative instruments and gain on disposition of investments as follows: 2008: $16.6 million; 2007: $132.6 million; 2006: $7.4 million; 2005: $38.8 million.

(2)               Interest expense on income tax contingencies is not included in fixed charges.